*The*
*Southern*
*Hollis'*

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February 1, 2007

Mr. Nyhl Henson, CEO FX: (707)444-6619
IVI Communications, Inc.
555 H Street, Suite H
Eureka, CA 95501

NOTICE: Seller Exercising Remedies
REGARDING: Make Good Proposal

Dear Nyhl;

In the absence of the opportunity to meet face-to-face with you to work toward an agreement to complete IVI's acquisition of Internet Business Consulting, Inc. and AppState.Net, Llc, please accept this letter as a proposed outline of what would be acceptable.

This proposal is written with the mutual understanding that IVI is in default of the Business Purchase Agreement entered into January 1, 2005 and also serves as notice that Remedies as provided in the Agreement are in affect.

If IVI would like to preserve their investment and complete the transaction I propose the following for discussion:

1. Replace the 'Make Good' clause of the Agreement that would require the issuance of 188,347,973 shares of stock with an additional cash payment/stock combination.
2. Remit $100,000 to complete the purchase amount.
3. Remit $64,634.72 which is the amount due on the Master Lease Agreements.
4. At your option, make an initial payment of $86,000 and agree to a payment plan on the $440,378.31 (less initial payment) in assets that were not purchased by IVI but retained in the companies subsequent to the acquisition.

As always, I am available to discuss this proposal and will support your financial reporting requirements through 12/31/06.

Very Truly Yours,

/s/ James R. Hollis

James R. Hollis
Majority Stock Holder – Internet Business Consulting, Inc.
Managing Member – AppState.Net, Llc

**2610 Brook Hollow Road**
**Charlotte, NC 28270**
**704-845-1214**